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NEWS RELEASE

                                                               seabed-to-surface

                      ACERGY S.A. ELECTION OF NEW DIRECTOR

London, England - October 19, 2006 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY) announced today that the shareholders of the Company voted in favour of appointing Sir Peter Mason as a Non-executive Director. This new appointment increases the number of Directors to seven.

Sir Peter Mason brings extensive management and oil service sector experience, having served as Chief Executive for AMEC from 1996 until his retirement in September 2006. Previous management positions include Executive Director of BICC plc and Chairman and Chief Executive of Balfour Beatty. He was appointed a Non-executive Director of BAE Systems plc in January 2003. He is a Fellow of the Institute of Civil Engineers, and he holds a Bachelor of Sciences degree in Engineering. Sir Peter is a British citizen.

Sir Peter will also be an appointed member of the Governance and Nomination Committee.

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.
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CONTACTS:
Deborah Keedy / Julian Thomson
Acergy S.A.
UK +44 1932 773767 or +44 1932 773764
US  +1 877 603 0267 (toll free)
deborah.keedy@acergy-group.com
julian.thomson@acergy-group.com

www.acergy-group.com

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